MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

WWW.BAKERDONELSON.COM

MICHAEL K. RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9703

MRAFTER@BAKERDONELSON.COM

September 26, 2014

VIA EDGAR

Stacie D. Gorman

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Growth Trust, Inc. (the “Company”)
Registration Statement on Form S-11 (the “Registration Statement”)
Filed January 22, 2014
Your File No.: 333-193480

Dear Ms. Gorman:

On behalf of our client, Strategic Storage Growth Trust, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on January 22, 2014. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Michael S. McClure of the Company dated February 18, 2014 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. Please note that all page numbers provided in the responses below correspond to the pages of the Registration Statement.

General

1. Please tell us if you intend on relying on the guidance included in the Division’s Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm.

Response: The guidance provided in the Division’s Disclosure Guidance Topic No. 6 will serve as a complement to the many years of collective industry experience shared between the Company and us, as counsel to the Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Ms. Stacie D. Gorman

September 26, 2014

Response: In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications related to the Company’s public offering have been presented to potential investors in reliance on Section 5(d) of the Securities Act, and there have been no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this public offering. We respectfully request that you clear this comment.

3. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all sales literature that is to be used in connection with this offering, including material that will be used only by broker-dealers, prior to the use of such sales literature. Additionally, all such material and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the Company’s prospectus (the “Prospectus”), consistent with Item 19.D of Industry Guide 5. We respectfully request that you clear this comment.

4. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Please be advised that the Company will not use any graphics, maps, photographs, or other artwork that are not already included in the Prospectus. In this regard, we direct you to the charts on pages 12 and 105, and the graphs on pages 72, 73, 114, and 115 of the Registration Statement. In addition, please note the Company’s logo, which can be found on the front and back cover pages of the Company’s Prospectus. We do not intend to provide preliminary prospectuses to prospective investors prior to the effective date of the offering.

5. We note that you may conduct a share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division’s Office of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment

Ms. Stacie D. Gorman

September 26, 2014

6. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding the share redemption program’s consistency with relief previously granted by the Division of Corporation Finance.

7. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the “The Self Storage Industry” section starting on page 59. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: In response to this comment, we are simultaneously sending in paper form the materials you have requested, marked in accordance with your instructions. Such materials are being provided pursuant to Securities Act Rule 418. We respectfully request that you clear this comment.

8. We note your disclosure throughout your registration statement that you intend to invest in “opportunistic” self storage properties. Please revise your disclosure to clarify the meaning of the term “opportunistic” as used in your registration statement and to clearly identify the types of properties that you plan to acquire.

Response: In response to this comment, we have revised the first paragraph of the cover page disclosure as follows:

… We expect to use a substantial amount of the net proceeds from this offering to primarily invest in a portfolio of opportunistic self storage properties (such as development, re-development, lease-up, and expansion opportunities) and related self storage real estate investments with the primary objective of achieving appreciation in the value of our properties and, hence, appreciation of stockholder value.

Please note that we have also revised the following text located on page 3 of the Registration Statement, beneath the caption “What is your acquisition strategy?”:

We intend to use a substantial amount of the net proceeds we raise in this offering to primarily invest in a portfolio of opportunistic self storage properties with the primary objective of achieving appreciation in the value of our properties and, hence, appreciation in stockholder value. We will seek to achieve our objectives by primarily investing in the following types of opportunistic self storage properties: (i) self storage facilities to be developed, currently under development or in lease-up; (ii) self storage facilities in need of expansion, redevelopment or repositioning; and (iii) other opportunistic self storage investments.

Ms. Stacie D. Gorman

September 26, 2014

Similar disclosure regarding the types of properties considered “opportunistic” can be found beneath the sub-caption “Opportunistic Investment Strategy” on page 62 of the Registration Statement. We respectfully request that you clear this comment.

9. We note that you have engaged in a private offering and have sold approximately $.9 million in shares. Please provide the disclosure required by Item 506 of Regulation S-K or advise. Additionally, please provide the disclosure required by Item 201(b) of Regulation S-K or advise. Finally, we note your disclosure that you will “terminate the private offering upon commencement of this offering.” Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response: Please be advised that the disclosure mentioned in Item 506 of Regulation S-K is not presently required, as no officer, director, promoter, or affiliated person has acquired common equity at an effective cash cost substantially disparate from the public offering price. The section titled “Stock Ownership” on page 97 includes a stock ownership table and satisfies the disclosure required by Item 201(b) of Regulation S-K.

Regarding the concurrent private placement, please note as an initial matter that SEC guidance on the necessity for integrating offerings, as contained in Release 33-8828 and the subsequent Q&A 139.25 of the CD&Is published by the Division, cuts against the argument for mandatory integration of an issuer’s public and private offerings. For example, Release 33-8828 provides as follows:

Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.

…[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

Further, the Division confirmed this guidance in Q&A 139.25 of the CD&Is, which states as follows:

The Commission’s integration guidance in [Release 33-8828] sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company’s key officers and directors, as under our so-called “Macy’s” position. The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.

Ms. Stacie D. Gorman

September 26, 2014

If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.

Per Release 33-8828, the Company’s private offering need not be integrated with this public offering because the investors in the private offering became interested in the private offering through means that were wholly unrelated to the Registration Statement. Below are some of the primary reasons that the investors in the private offering became interested in the private offering through means other than the Registration Statement and were not identified or contacted through the marketing of the public offering:

•	An investor may only purchase shares in the private placement offering if (1) he or she has a substantive pre-existing relationship with the sponsor, or (2) he or she is a client of a broker-dealer firm that has signed a Participating Dealer Agreement specifically relating to the private placement offering. In other words, a prospective investor who learned about the offering through the Registration Statement would not be able to participate in the offering.

•	The private placement offering is being offered exclusively to “accredited investors” as defined in Rule 501(a) of Regulation D and, thus, the suitability of investors purchasing shares in the private placement offering is much higher than the suitability described in the Registration Statement.

•	Investors in the private placement offering received a copy of the Amended and Restated Confidential Private Placement Memorandum dated December 10, 2013, as supplemented to date (collectively, the “PPM”), describing in detail both the Company and the terms of the private placement offering, which PPM makes no reference to the Registration Statement, or contemplation of filing a registration statement.

•	Investors in the private placement offering completed a Purchaser Questionnaire and Subscription Agreement relating specifically to the private placement offering and representing that such investor relied exclusively on information contained in the PPM.

•	None of the Company, its sponsor or its dealer manager has provided a copy of the Registration Statement to any investor in the private placement offering, nor have they directed any investor to the Registration Statement.

•	The private offering will terminate upon the effectiveness of the public offering, and all sales of the Company’s common stock will be conducted by broker-dealer firms that have signed new participating dealer agreements specifically relating to the public offering through the Prospectus.

•	The private placement offering is a completely separate offering from the proposed public offering, and participation by broker-dealer firms in the private placement offering will not automatically entitle such broker-dealer to participate in the public offering without signing a new participating dealer agreement relating to the Company’s public offering.

Ms. Stacie D. Gorman

September 26, 2014

As described above, and consistent with the SEC guidance contained in Release 33-8828 and the subsequent Q&A 139.25 of the CD&I’s published by the Division, investors in the Company’s private placement offering were not induced to participate in such private offering by the Company’s filing of its Registration Statement, and accordingly, the private placement offering should not be integrated with the proposed public offering. We respectfully request that you clear this comment.

Prospectus Cover Page

10. Please ensure that the text on the cover page and throughout your registration statement is at least as large and as legible as 10-point modern type. Please refer to Rule 420(a) of the Securities Act of 1933.

Response: Pursuant to your request, upon effectiveness, we will ensure that the text on the cover page of the final prospectus is compliant with Rule 420(a) of the Securities Act of 1933.

11. Please revise the cover page of your prospectus to identify any arrangements to place the funds raised in the offering in an escrow, trust or similar account, or if you have not made any of these arrangements, to state this fact and describe the effect on investors. Please refer to Item 501(b)(8) of Regulation S-K.

Response: Please note that the Company had an escrow agent in place for the private placement offering, as well as a minimum offering amount of $1 million. The Company achieved the private offering’s minimum offering amount on May 23, 2014. Upon reaching the private offering’s minimum offering amount, the funds were released from escrow. Therefore, once the public offering goes effective, all public offering proceeds may be deployed according to the terms of the Company’s Prospectus. Please also note that the cover page of the Prospectus states that “[d]ue to the proceeds raised in our private offering and our existing operations, there is no minimum number of shares we must sell before accepting subscriptions in this offering.” We believe that this language satisfies the requirement of Item 501(b)(8) of Regulation S-K that if an issuer has not made arrangements for an escrow, trust, or similar account the issuer must “state this fact and describe the effect on investors. We respectfully request that you clear this comment.

12. If appropriate, please state that there are certain limitations on the transferability of the securities being registered and refer to a statement elsewhere in the prospectus as to the nature of such limitations or advise. Please refer to Item 1(b) of Form S-11.

Response: Please note that we have revised the cover page disclosure as follows, pursuant to Item 1(b) of Form S-11:

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Restrictions on Ownership and Transfer” beginning on page 150 to read about limitations on transferability. See “Risk Factors” beginning on page 22 to read about the risks you should consider before buying shares of our common stock. The most significant risks include the following:

We respectfully request that you clear this comment.

Ms. Stacie D. Gorman

September 26, 2014

13. Please add cover page and summary risk factors to address the risk of the possibility of dilution if the manager is internalized, the risk that you may incur significant fees if you terminate your advisory agreement, and the risk that your sponsor will face competing time demands in relation to managing two start-up entities in addition to other programs. Please make similar revisions to your Risk Factor section as appropriate.

Response: Please be advised that if the Company engages in an internalization transaction, the Company will not pay internalization fees to its sponsor, as disclosed on pages 17 and 96, so there is no possibility of dilution resulting from such transaction. We further note that there are a number of risk factors and difficulties associated with each type of potential exit strategy for the Company. Due to the number of different risk factors and difficulties, and the number of possible exit strategies, we feel it would be misleading to investors to highlight the risks and difficulties associated with one particular exit strategy involving the internalization of the Company’s advisor, when the Company cannot predict with any certainty which exit strategy it will undertake. Please also see “Risks Related to Conflicts of Interest” on page 30 for a thorough discussion of the competing time demands facing the Company’s advisor and other affiliated entities due to such entities’ simultaneous involvement in other investment programs. We respectfully request that you clear this comment.

14.	Please expand the second bullet point summary risk factor to clarify that you may borrow to fund distributions.

Response: Please note that the bulleted risk factor on the cover page related to distribution sources discloses that the Company may use “an unlimited amount from any source to pay [its] distributions ….” We believe that it would be redundant to add borrowings as a potential source of funding for distribution payments, as “borrowings” is subsumed by the word “any.” Additionally, because this program is focused on growth, not distributions, the Company may not pay distributions in the program’s early stages. Thus, we believe the current cover page disclosure is appropriate for this program. Please note further that the Company already discloses the potential consequences of its possible use of proceeds and borrowings to fund distributions in the “Summary Risk Factors” section on page 13 and in the “Risk Factors” section on page 25 of the Prospectus. The Summary Risk Factor on page 13 reads as listed below, and the corresponding Risk Factor on page 25 includes the same caption, followed by further disclosure:

Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to our stockholders, we may make some or all of our distributions from sources other than cash flow from operations, including the proceeds of this offering, cash advanced to us by our advisor, cash resulting from a deferral of asset management fees and/or from borrowings (including borrowings secured by our assets) in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment.

We respectfully request that you clear this comment.

Ms. Stacie D. Gorman

September 26, 2014

Questions and Answers about this Offering, page 1

15. We note your disclosure on page 15 that you intend to seek a liquidity event in three to five years from the completion of this offering, and your disclosure on page 4 that you are a “finite-life” REIT. However, we also note on page 4, you state that you may conduct a follow-on offering and that the “offerings of [your] common stock could be conducted for six years or more.” Please revise your disclosure, as appropriate, to reconcile these discrepancies.

Response: We respectfully submit that the disclosures on pages 18-19 and page 6 of the prospectus filed with Pre-Effective Amendment No. 1 are not mutually exclusive. The disclosure on page 18 lists the Company’s present intentions to achieve a liquidity event within three to five years after the completion of this offering, but as page 18 also states, such action is “[s]ubject to then-existing market conditions and the sole discretion of [the Company’s] board of directors.” Page 19 also states that the Company’s board of directors may decide to “continue operations beyond five years after the completion of the offering if it deems such continuation to be in the best interests of [the Company’s] stockholders.” Page 6 accords with pages 18-19, as page 6 also states that the Company’s board of directors “may determine that it is in the best interest of [the Company’s] stockholders to conduct a follow-on offering, in which case offerings of [the Company’s] common stock could be conducted for six years or more.” Pages 6 and 18-19, alone and taken together, disclose that notwithstanding the Company’s intent to achieve a liquidity event within three to five years, the Company may conduct offerings beyond five years from the completion of this offering. We respectfully request that you clear this comment.

Risk Factors, page 18

16. Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the advisor but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Response: In response to this comment, we respectfully submit again that because of the great number of risk factors and difficulties associated with each type of potential exit strategy for the Company, and owing to the remoteness of any such event, we feel that it would be misleading to investors to highlight the risks and difficulties associated with one particular exit strategy involving an internalization of the Company’s advisor, when the Company cannot predict with any certainty which exit strategy it will undertake. Additionally, internalization of the Company’s advisor by another entity is equally as remote and uncertain, and we believe it would be misleading to investors to speculate about such possibility. We respectfully request that you clear this comment.

Until proceeds from this offering are invested and generating operating …, page 21

17. Please expand this risk factor disclosure to address the dilution that will occur if you pay distributions in excess of your earnings or advise.

Response: In response to this comment, we have revised the above-mentioned risk factor on page 25 as follows:

… There is no limit on the amount we can fund distributions from sources other than from cash flows from operations. Payment of distributions in excess of earnings may have a dilutive effect on the value of your shares. In addition, to the extent our

Ms. Stacie D. Gorman

September 26, 2014

investments are in development or redevelopment projects, or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early period of operation….

We respectfully request that you clear this comment.

This is a “best efforts” offering …, page 22

18. We note that you reference a minimum offering amount in this risk factor. Please revise to remove this disclosure as it does not appear that you intend to have a minimum offering or advise.

Response: Please note that we have revised the text of page 26 as follows:

As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. ~~We may be unable to raise even the minimum offering amount. If we are unable to raise substantially more than the minimum offering amount~~ If this occurs, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the types of investments that we make, and the geographic regions in which our investments are located.

We respectfully request that you clear this comment.

Our board of directors may change any of our investment objectives …, page 31

19. Please revise this risk factor and your disclosure elsewhere, as appropriate, including in your cover page risk factors and summary risk factors, to clarify whether your board of directors may change any of your investment objectives without shareholder consent. Please also revise your disclosure here and elsewhere, as appropriate, to indicate how and when you will notify your stockholders of any changes to your investment objectives.

Response: In response to this comment, we have added the following risk factor to both the cover page risk factors and the summary risk factors: “Our board of directors may change any of our investment objectives without your consent.” Additionally, we have revised the caption listed above from page 35 of the Prospectus as follows: “Our board of directors may change any of our investment objectives, including our focus on opportunistic self storage properties, without obtaining prior stockholder consent.” Please also note that any future changes to the Company’s investment objectives will be disclosed in a filing such as a prospectus supplement or a Form 8-K filing. We respectfully request that you clear this comment.

Market Data, page 48

20. We note your disclosure stating that you cannot assure the accuracy or completeness of the data prepared by other sources. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Ms. Stacie D. Gorman

September 26, 2014

Response: In response to this comment, we have revised the “Market Data” section on page 53 as follows:

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. ~~We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data.~~ Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

We respectfully request that you clear this comment.

Management, page 63

Executive Officers and Directors, page 65

21. For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Schwartz, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

Response: In response to this comment, we have added the following disclosure to the biographical information for Mr. Schwartz on page 76: “Owing to his extensive real estate and investment experience, we believe that Mr. Schwartz possesses the knowledge and skills necessary to successfully acquire and manage our assets, and we believe this experience supports his appointment to our board of directors.” We have added similar disclosure to pages 77 and 78 regarding the Company’s independent directors. We respectfully request that you clear this comment.

Affiliated Companies, page 77

Our Dealer Manager, page 78

22. Please provide disclosure regarding the experience of the significant employees of your dealer manager in accordance with Item 401(c) of Regulation S-K or tell us why you believe this is not required.

Response: Please note that Item 401(c) of Regulation S-K, “Identification of certain significant employees,” refers to employees of the registrant:

Where the registrant employs persons such as production managers, sales managers, or research scientists who are not executive officers but who make or are expected to make significant contributions to the business of the registrant, such persons shall be identified and their background disclosed to the same extent as in the case of executive officers.

Because the Company currently has no employees, and because the Company’s dealer manager is a contracting party with the Company and not involved with the Company’s day-to-day operations, we believe no further disclosure is needed. We respectfully request that you clear this comment.

Management Compensation, page 79

23. Please disclose how your advisor will be compensated if you enter into a joint venture with an affiliate or third party.

Response: Please be advised that at this time, the Company has made no such arrangements and has no intention to enter into such arrangements. In the event that the Company undertakes to enter into a joint venture with one of its affiliates, the Company will disclose such compensation structure accordingly. We respectfully request that you clear this comment.

Ms. Stacie D. Gorman

September 26, 2014

24. We note that several fees involve the reimbursement of personnel costs and of wages and salaries and other expenses of employees engaged in your business. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the property management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: Please be advised that the Company will reimburse its advisor for payment of salaries and will disclose in future filings requiring Item 402 or Item 404 disclosure that the Company will reimburse its advisor for such salaries and benefits paid to the Company’s named executive officers. In addition, in such filings, the Company will separately identify any amounts paid pursuant to the property management fee and any amounts reimbursed for the salaries or benefits of the Company’s specific named executive officers. We respectfully request that you clear this comment.

Stock Ownership, page 85

25. We note your disclosure on page 3 indicating that as of January 17, 2014 you had sold approximately 91,000 shares of your common stock in a private offering. However, your stock ownership table on page 85 indicates that the 100 shares owned by SS Growth Advisor, LLC represent 100% of the outstanding shares of your common stock. Please update your stock ownership table on page 85 as of the most recent practicable date to include the shares you have sold in your private offering or advise. Please refer to Item 403 of Regulation S-K.

Response: In response to this comment, please be advised that we have revised the stock ownership table on page 97 in the Company’s Pre-Effective Amendment No. 1, which was filed on September 26, 2014. We respectfully request that you clear this comment.

26. We note your disclosure that the shares held by H. Michael Schwartz include the 100 shares owned by SS Growth Advisor, LLC. In addition, we note your disclosure that SS Growth Advisor, LLC owns 100 shares of your common stock. Please also include footnote disclosure regarding the shares owed by SS Growth Advisor, LLC to identify that these shares are controlled by Mr. Schwartz or advise.

Response: In response to this comment, we have included a footnote to the table on page 97 disclosing that SS Growth Advisor, LLC is indirectly controlled by Mr. Schwartz. We respectfully request that you clear this comment.

Conflicts of Interest, page 86

Interests in Other Real Estate Programs and Other Concurrent Offerings, page 86

27. We note your disclosure here and elsewhere that Strategic Storage Trust will have a first right to purchase “certain self storage properties.” Please expand your discussion regarding Strategic Storage Trust’s first right to purchase, including an explanation of when this right will apply. Please also clarify whether Strategic Storage Trust II, Inc. will have a first right to purchase properties in comparison to you, and if so, the limits, if any, of this right.

Ms. Stacie D. Gorman

September 26, 2014

Response: Please note the disclosure on pages 103-104 regarding the property purchase allocation process agreed to by the Company, its sponsor, and its sponsor’s affiliates. We respectfully request that you clear this comment.

Private Programs, page 101

28. We note your disclosure on page 103 that the “defendants believe none of these claims have merit.” We note that this appears to be a legal conclusion that you are not qualified to make. Please provide an opinion of counsel upon which you are relying or remove this statement.

Response: In response to this comment, please be advised that we have revised the paragraph containing the disclosure mentioned above, which is now located on page 116 of the prospectus and reads as follows:

In January 2012, certain of the TIC owners filed a demand for arbitration in Chicago, Illinois and a lawsuit in Honolulu, Hawaii against SCH, U.S. Advisor, LLC, U.S. Select Securities, LLC, Mr. Schwartz, Watson & Taylor Management (the initial property manager) and certain other defendants. The TIC owners alleged various causes of action, including breach of contract, negligence and intentional misrepresentations. After conducting non-binding mediations during 2013 and 2014, the parties settled the action in March 2014. Under the terms of the settlement, the plaintiffs dismissed the action and released the respondents from all claims in exchange for a settlement payment funded by SCH’s insurer within the insurance policy limits.

We respectfully request that you clear this comment.

Stock Purchases, page 142

29. We note your disclosure that “[f]ees are included in the price” for shares purchased in your dividend reinvestment plan. Please revise your disclosure to identify and discuss the fees that are included in the price of shares purchased in your dividend reinvestment plan or advise.

Response: In response to this comment, we have revised the text of page 156 as follows: “The offering price for shares purchased under our distribution reinvestment plan may increase after the closing of our primary offering. ~~Fees are included in the price.~~ We will not charge you any other fees in connection with your purchase of shares under our distribution reinvestment plan.” We respectfully request that you clear this comment.

Signatures, page II-6

30. Please revise your registration statement to include the signatures of a majority of the members of your board of directors or advise. Please refer to Instruction 1 to the Signatures in Form S-11. In addition, in his signature, Mr. McClure is identified as a director. However, it does not appear that he is a director based on your disclosure on pages 8 and 65 of your registration statement. Please revise your registration statement as appropriate or advise.

Response: Please note that each member of the Company’s board of directors has signed Pre-Effective Amendment No. 1, which was filed on September 26, 2014. Please also note that we have removed the title “Director” from the signature line for Mr. McClure. We respectfully request that you clear this comment.

Ms. Stacie D. Gorman

September 26, 2014

Exhibit Index

31. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: Please note that we filed draft versions of the Company’s legal and tax opinions as exhibits 5.1 and 8.1, respectively, to the Issuer’s Registration Statement. Please be advised that because most agreements pursuant to this offering will be signed on the effective date, copies of the final, executed versions will be filed post-effectiveness. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

cc:	Ms. Paula Mathews